COLUMBIA FUNDS SERIES TRUST

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

March 23, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust (the “Registrant”) on behalf of the following fund (the

“Fund”): Columbia Masters International Equity Portfolio

Post-Effective Amendment No. 102

Registration File Nos.: 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 102 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Security Act of 1933. The purpose of the Amendment is to describe certain changes to the principal investment strategies of the Fund.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectuses of the Fund and (ii) the Statement of Additional Information of the Fund.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust